SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2007
With Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – September 30, 2007 (Unaudited) and December 31, 2006	2

Condensed Consolidated Statements of Income for the three and nine-month periods ended September 30, 2007 and 2006 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and nine-month periods ended September 30, 2007 and Comprehensive Income for the nine-month periods ended September 30, 2007 and 2006 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2007 and 2006 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2007	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2007 and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2007 and 2006, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2007 and 2006, and the condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended September 30, 2007 and comprehensive income for the nine-month periods ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report February 1, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of September 30, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 17, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	September 30,	December 31,
	2007	2006

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 335,480	US$ 11,826
Short-term investments	2,360	222,209
Trade accounts receivable, net of allowance for
doubtful accounts of US$15,637 at September 30, 2007
and US$11,618 at December 31, 2006	170,609	100,809
Deferred income taxes	10,864	39,271
Recoverable income taxes	15,379	14,110
Prepaid expenses	13,948	8,310
Other current assets	6,107	4,950

Total current assets	554,747	401,485

Non-current assets
Property and equipment, net	927,940	610,552
Investments in affiliated companies	4,322	54,786
Goodwill	903,963	473,769
Intangible assets	285,893	-
Deferred income taxes	119,230	175,586
Judicial deposits	88,026	64,307
Recoverable taxes	18,150	14,921
Other non-current assets	6,925	15,619

Total non-current assets	2,354,449	1,409,540

Total assets	US$ 2,909,196	US$ 1,811,025

	September 30,	December 31,
	2007	2006

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 94,182	US$ 64,281
Accounts payable to programmers,
(inclusive of US$43,264 and US$33,786 due to
related parties as of September 30, 2007 and
December 31, 2006)	63,310	41,931
Income taxes payable	9,386	10,878
Sales taxes payable	36,159	21,947
Payroll and related charges	48,794	30,578
Current portion of long-term debt	3,595	-
Interest payable	19,766	4,045
Deferred revenue	80,564	52,043
Accrued expenses and other liabilities	57,558	31,394

Total current liabilities	413,314	257,097

Non-current liabilities
Long-term debt, less current portion	616,763	421,283
Deferred sign-on, hook-up fee and programming
benefits	28,912	22,987
Estimated liability for tax, labor and civil claims and
assessments	364,116	269,616
Accrued expenses and other liabilities	2,249	985

Total non-current liabilities	1,012,040	714,871

Total liabilities	1,425,354	971,968

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (September 30, 2007 –
223,120,007 and December 31, 2006 – 181,564,205)	2,359,660	1,904,876
Common stock, no par value, shares issued and
Outstanding (September 30, 2007 – 111,822,137 and
December 31, 2006 – 110,675,783)	959,641	947,175
Additional paid-in capital	73,539	106,469
Accumulated deficit	(1,881,373)	(1,926,755)
Accumulated other comprehensive loss, net	(27,625)	(192,708)

Total stockholders’ equity	1,483,842	839,057

Total liabilities and stockholders’ equity	US$ 2,909,196	US$ 1,811,025

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2007	2006	2007	2006

Total revenue	US$ 506,489	US$ 297,161	US$ 1,256,909	US$ 826,063
Taxes and other deductions from revenues	(119,574)	(65,535)	(283,440)	(175,086)

Net operating revenue	386,915	231,626	973,469	650,977

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$247,973 as of September 30, 2007
(US$185,644 as of September 30, 2006) and US$174,337
and US$160,029 of programming expense with related parties
as of September 30, 2007 and 2006, respectively	(187,758)	(112,334)	(469,653)	(317,406)
Selling, general and administrative expenses	(91,979)	(61,479)	(240,271)	(165,854)
Depreciation and amortization	(62,121)	(17,225)	(146,664)	(56,418)
Other operating income (expense)	(1,424)	4,756	1,660	7,334

Total operating costs and expenses	(343,282)	(186,282)	(854,928)	(532,344)

Operating income	43,633	45,344	118,541	118,633

Other income (expenses):
Monetary indexation, net	226	(1)	242	256
Gain on exchange rate, net	7,289	2,849	23,392	5,693
Interest expense	(15,588)	(12,346)	(44,296)	(33,912)
Interest income	10,566	5,821	27,388	16,825
Financial expense, net	(8,678)	(2,708)	(28,790)	(20,818)

Total comprehensive financial income (expenses), net	(6,185)	(6,385)	(22,064)	(31,956)

Equity in results of affiliates	203	159	(1,918)	637
Non-operating expenses, net	(3,964)	(720)	(4,844)	(398)

Income from continuing operations before income taxes	33,687	38,398	89,715	86,916

Income tax expense	(19,859)	(4,038)	(40,817)	(10,516)

Income from continuing operations	US$ 13,828	US$ 34,360	US$ 48,898	US$ 76,400
Discontinued operations, net of tax:
Loss from discontinued operations	-	524	US$ (3,516)	113

Total discontinued operations	-	524	(3,516)	113

Net income	US$ 13,828	US$ 34,884	US$ 45,382	US$ 76,513

Earnings per common share, basic and diluted:
- Continuing operations	US$ 0.04	US$ 0.12	US$ 0.15	US$ 0.27
- Discontinuing operations	-	-	(0.01)	-

Net earnings per common share basic and diluted	US$ 0.04	US$ 0.12	US$ 0.14	US$ 0.27

Earnings per preferred share, basic and diluted:
- Continuing operations	US$ 0.04	US$ 0.14	US$ 0.16	US$ 0.30
- Discontinuing operations	-	-	(0.01)	-

Net earnings per preferred share basic and diluted	US$ 0.04	US$ 0.14	US$ 0.15	US$ 0.30

Weighted average number of common shares outstanding	111,822,137	109,320,071	111,687,766	108,427,692

Weighted average number of preferred shares outstanding	223,120,007	158,554,065	199,356,603	157,258,864

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)
(Thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive loss

	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Changes in stockholders equity for the
Nine month period ended September 30,
2007

At January 1, 2007	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by
stockholders for shares Feb 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Capital Increase June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	165,083	165,083

Net income for the period	-	-	-	-	-	-	45,382	-	45,382

At September 30, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 73,539	US$ (1,881,373)	US$ (27,625)	US$ 1,483,842

	Nine-month periods ended September, 30
	2007	2006

Net income for the period	US$ 45,382	US$ 76,513
Cumulative translation adjustments	165,083	27,975

Total comprehensive income	US$ 210,465	US$ 104,488

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Nine-months period ended September 30,

	2007	2006

Operating activities
Net income for the period	US$ 45,382	US$ 76,513
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	-	116
Amortization of deferred sign-on and hook-up fee revenues	(2,657)	(14,464)
Equity in results of affiliates	1,918	(637)
Exchange losses, monetary indexation and interest expense, net	64,767	44,401
Depreciation and amortization	146,664	56,418
Deferred income taxes	30,402	2,429
Write off and disposal of assets, net	1,253	1,149
Estimated liability for tax, labor and civil claims and assessments	(15,166)	(27,856)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(21,815)	(13,522)
Recoverable income taxes	2,451	5,690
Restricted cash	-	46,627
Short-term investments	243,698	(5,575)
Prepaid expenses and other assets	(17,828)	(17,661)
Accounts payable to suppliers and programmers	20,028	27,149
Income taxes payable	(3,953)	(7,495)
Payroll and related charges	6,624	13,246
Sales taxes, accrued expenses and other liabilities	(4,892)	24,954

Net cash provided by operating activities	496,876	211,482

Cash provided by discontinued operations	8,009	-

Net cash provided by operating activities and discontinuing operations	504,885	211,482

Investing activities
Acquisition of property and equipment	(259,570)	(137,252)
Acquisition of investments and advances to related companies	(214)	-
Proceeds from sale of equipment	5,749	3,924
Net cash acquired from acquisition of subsidiaries	53,294	-

Net cash used in investing activities	(200,741)	(133,328)

Financing activities
Repayments of short-term debt	(29,572)	(24,843)
Issuances of short-term debt	1,199	-
Repayments of long-term debt	-	(68,740)
Issuances of long-term debt	32,849	-

Net cash used in financing activities	4,476	(93,583)

Effect of exchange rate changes on cash and cash equivalents	15,034	2,615

Net increase in cash and cash equivalents	323,654	(12,814)
Cash and cash equivalents at beginning of the period	11,826	23,865

Cash and cash equivalents at end of the period	US$ 335,480	US$ 11,051

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 15,739	US$ 14,235
Cash paid for interest	US$ 5,981	US$ 55,291
Non-cash transaction for investing activities (acquisition of Vivax)	US$ 434,320	US$ -
Non-cash transaction for investing activities (fiscal benefit contributed
by Globotel Participações S.A.)	US$ 32,930	US$ -

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE” brand name.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”, which holds a corporate stake corresponding to 51% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

During the period ended September 30, 2007 there have been no significant changes in the Company´s ownership in subsidiaries as follows:

	September 30, 2007		December 31, 2006

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Ltda. (*)	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda. (*)	-	-	100.00	-
Net Ribeirão Preto Ltda.	12.07	87.93	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	78.13	21.87	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda. (*)	-	-	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Brasil TV Cabo Participações S.A. (*)	-	-	82.81	-
Vivax S.A.	100.00	-	14.57	22.14
Horizon Line Brasil Ltda (“HLB”)	8.20	91.80	-	-
Jacareí Cabo S.A.	-	83.00	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
614 TVH Vale S.A. (“TVH”)	-	79.28	-	-

Equity investee
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2007 and 2006 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim period presented. The results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results to be expected for the entire year.

This unaudited condensed consolidated interim financial statements has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2006 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Certain prior year amounts have been reclassified to conform to the current year presentation. Those reclassifications did not impact the Company’s net income or financial condition.

The exchange rate of the Brazilian Real (R$) to the US$ was R$ 1.8389:US$ 1.00 at September 30, 2007, R$2.1380:US$ 1.00 at December 31, 2006. At October 17, 2007 the exchange rate was R$1.8138:US$ 1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies

In connection with the recently completed acquisition of Vivax S.A., the Company reviewed the following accounting practices:

Intangible Assets

Intangible assets acquired in business combinations are recorded at fair value at the acquisition date. Intangible assets with finite useful lives are amortized, and those with indefinite useful lives are not amortized.

Asset Impairments

Long-lived Assets

Long-lived assets, including finite-lived intangible assets, primarily acquired customer relationships, are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Determining the fair value typically requires various estimates and assumptions including cash flows directly generated by the asset, the useful life of the asset and residual value, if any. The Company uses internal cash flow estimates, quoted market prices and appraisals, as appropriate, to determine fair value.

Goodwill and Indefinite-lived Intangible Assets

Goodwill and indefinite-lived intangible assets, comprised of certain acquired cable licenses, are tested annually during the fourth quarter and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of the unit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

Asset Impairments (Continued)

Goodwill and Indefinite-lived Intangible Assets (Continued)

The Company annually evaluates the carrying value of goodwill using a consistent discounted cash flow model. The use of a discounted cash flow model involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors. The discount rate assumption is based on the weighted average cost of capital (WACC).

When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Change in estimate

As disclosed in the period ended on March 31, 2007, in light of the recent upgrades made to the cable plant, the Company changed the estimated useful lives of specified items of its cable transmission network. In the quarter and in the nine-month period ended September 30, 2007, this change in estimate resulted in an increase of US$17,319 and US$46,907 in depreciation charges and a reduction of US$5,888 and US$15,948 in income tax expense, respectively. The net impact in the quarter was US$11,431 (US$0.10 per common share basic and diluted and US$0.06 per preferred share, basic and diluted) and in the nine-month period ended September 30, 2007 was US$30,959 (US$0.28 per common share basic and diluted and US$0.16 per preferred share, basic and diluted).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

4. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements.

SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Acquisition of Vivax

On June 11, 2007, the Company acquired the remaining 63.3% of the outstanding shares of Vivax, a cable television provider in Brazil. The Company previously reported the preliminary purchase price allocation, however the final allocation has now been completed.

The following table summarizes the fair value of assets acquired and liabilities assumed in the transaction:

Purchase Price	US$ 611,115

Assets
Fixed assets		87,110
Customer relationship subscribers – intangible		115,525
Customer relationship telecom – intangible		11,298
Licenses – intangible		153,302
Other assets		16,396

Total assets acquired		US$ 383,631

Liabilities
Loans		US$(114,053)
Tax renegotiation installments		(1,760)
Contingencies		(58,710)
Other liabilities		(22,642)
Deferred income tax		(83,315)

Total liabilities acquired		US$ (280,480)

Net assets acquired	US$ (103,151)	US$ 103,151

Goodwill	US$ 507,964

The principal difference between the amounts previously reported and the above amounts is the deferred income tax impact of the transaction which resulted in a deferred income tax liability in the amount of US$ 84,915.

The acquisition has been accounted for as a purchase and the financial results of Vivax have been consolidated in the company’s Condensed Consolidated Financial Statements beginning June 1, 2007, the date the Company assumed control.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Acquisition of Vivax (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	Three-month period ended September 30,		Nine-month period ended September 30, 2007

	2007	2006	2007	2006

Net Sales	US$ 386,915	US$ 268,432	US$ 1,047,892	US$ 758,773
Net Income	13,828	64,056	56,068	112,125
Net income per common
share, basic and diluted	US$ 0.12	US$ 0.59	US$ 0.50	US$ 1.03
Net income per preferred
share, basic and diluted	US$ 0.07	US$ 0.40	US$ 0.28	US$ 0.71

6. Property and Equipment, Net

At September 30, 2007 property and equipment consisted of:

December 31, 2006	September 30, 2007			December 31, 2006

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	US$ 1,979,852	US$ (1,218,337)	US$ 761,515	US$ 502,598
Data processing equipment	182,460	(125,065)	57,395	34,990
Buildings and improvements	22,924	(10,523)	12,401	3,616
Fixtures, fittings and installations	44,452	(23,593)	20,859	3,853
Vehicles	2,111	(1,650)	461	205
Other	16,943	(6,537)	10,406	28,882

	2,248,742	(1,385,705)	863,037	574,144
Cable construction materials	62,556	-	62,556	35,016
Land	2,347	-	2,347	1,392

Total property and equipment, net	US$ 2,313,645	US$ (1,385,705)	US$ 927,940	US$ 610,552

Total depreciation expense for property and equipment was US$139,579 and US$86,172 for September 30, 2007 and December 31, 2006, respectively. Accumulated depreciation at December 31, 2006 was US$995,052.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued
(Thousands of United States dollars)

7. Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during the nine-months period ended September 30, 2007 is as follows:

Balance at December 31, 2006	US$ 473,769
Currency translation	77,960
Goodwill on acquisition of Vivax	352,234

Balance at September 30, 2007	US$ 903,963

The goodwill recorded as part of the acquisition of VIVAX is comprised of US$155,730 recorded at the acquisition of the 36.7% minority interest occurred on November 30, 2006 plus the goodwill of US$352,234 recorded at the acquisition of the remaining 63.3% ownership interest acquired on June 11, 2007.

The translation effects were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income for the period.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Intangible Assets

At September 30, 2007 the carrying amount of Company’s intangible assets is comprised as follows:

September 30, 2007

	Gross	Accumulated	Net book
	carrying amount	amortization	Value

Indefinite life
Cable Television License	US$160,805	-	US$160,805
Definite life
Customer relationship	133,031	(7,943)	125,088

	US$293,836	US$(7,943)	US$285,893

In connection with the acquisition of Vivax, the Company recorded the fair value of purchased intangible assets with definite and indefinite lives. The fair value of these intangible assets was estimated based on management’s assessment as well as independent third party appraisals. The Company will review the identified intangible assets for impairment annually or whenever changes in circumstances or occurrence of certain events indicate potential impairments. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the assets.

The estimated fair value of the customer relationship is US$125,088, which is deemed to have a definite life, will be amortized on straight line basis over its estimated useful life of 6 years. For determination of useful life of the customer relationship management considered the specific facts such as the history and loyalty of the customers, the Company’s long-term strategy for the use of the asset and other economic factors, including competition and specific market conditions.

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time but are renewable if the Company provides the agreed level of services to its customers and complies with the applicable rules. The Company expects the pay TV business to continue into the foreseeable future, therefore, the cash flows from pay TV licenses are expected to continue indefinitely. The estimated fair value of cable television licenses is US$160,805.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

9. Related Party Transactions

The balances due to and from related parties as well as revenues and operating costs as of September, 30 2007 and 2006 are as follows:

Related companies	Assets		Liabilities		Service revenues		Operating costs

	09/30/07	12/31/06	09/30/07	12/31/06	09/30/07	09/30/06	09/30/07	09/30/06

Emp. Brasil. de Telecom.
S.A – Embratel	US$ 14,368	5,105	39,532	16,681	24,219	4,496	(30,819)	(15,350)
Net Brasil S.A	-	-	-	-	-	-	(157,444)	(145,822)
Globosat Programadora
Ltda.	160	46	-	-	585	-	(18,121)	(13,622)
Other	195	5	1,623	921	44	-	(9,851)	(6,174)

Total	US$ 14,723	5,156	41,155	17,602	24,848	4,496	(216,235)	(180,968)

The Company and Embratel offer voice services to current and potential Company’s subscribers under a revenue business model using the Company's bi-directional network.

The amounts receivable from Embratel arising from ongoing business transactions are included in trade accounts receivable.

The transactions provided by Embratel Participações S.A, such as: link vírtua, voice channel, fixed telephone and click 21, are registered at prices believed to be at market conditions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

10. Debt

Debt is comprised as follows:

	September	December 31,
	30, 2007	2006

Debentures - 6th public issuance	US$ 315,404	US$ 271,283
Perpetual Notes	150,000	150,000
Bank credit notes	118,954	-
FINAME	36,000	-

	620,358	421,283
Less current portion	(3,595)	-

Long-term debt	US$ 616,763	US$ 421,283

The following transactions occurred in the nine-month period ended in September 30, 2007:

Perpetual Notes

As from September 30, 2007 Vivax S.A. and its subsidiaries were included as guarantors of the Perpetual Notes that are jointly guaranteed by all Company's wholly-owned subsidiaries except for TV Cabo Criciúma Ltda., in which the Company has 60% ownership, a non-guarantor consolidated subsidiary.

Bank Itaú BBA

On July 06, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and certain financial covenants. The pledge of accounts receivable from subscribers was replaced by Company’s guarantee and the financial covenants were changed to the same that the Company is subject under its 6th debentures. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year.)The terms of the new debt instrument are not substantially different from the original debt instrument to require changes in the accounting treatment.

Government Agency for Machinery and Equipment Financing – FINAME

During the third quarter 2007 the Company obtained asset financing loans under the Government Agency for Machinery and Equipment Financing – FINAME program, in the amount of US$20,392. These loans bears interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a year grace period to be repaid in five years. The FINAME loans are guaranteed by the digital equipment acquired.

The Company is in compliance with all terms and conditions of its debt instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT
(UNAUDITED) (Continued)
(Thousands of United States dollars)

10. Debt (Continued)

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows for the twelve-month period as from October 1, 2008:

Year falling due:	Consolidated

2008	US$ 2,025
2009	86,952
2010	86,952
2011	205,906
2012	84,928

Total	US$ 466,763

11. Estimated Liability for Tax, Labor and Civil Claims and Assessments

The balance of the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	September 30, 2007	December 31, 2006

Tax related matters	US$ 322,320	US$ 249,081
Labor related claims	26,263	8,327
Civil related claims	15,533	12,208

Total	US$ 364,116	US$ 269,616

No significant changes have occurred in the Company’s liability for tax, labor and civil claims assessments during the period ended September 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.